04015175

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51737

SEC MAIL RECEIVED PROCESSING MAR 1 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Charmichael Securities Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2415 E. Camelback Road, Suite 700
(No. and Street)

Phoenix (City) Arizona (State) 85016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph Carmichael 602-508-6088
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clifton Gunderson LLP
(Name – *if individual, state last, first, middle name*)

3636 North Central Avenue, Suite 400, Phoenix, Arizona 85012
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AFFIRMATION

I, Ralph W. Carmichael, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Carmichael Securities Company, LLC as of December 31, 2003, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Ralph W. Carmichael
Managing Director

Sworn to before me this
25th day of February 2004

Notary Public

OFFICIAL SEAL
ELIZABETH A. INGRAM
NOTARY PUBLIC - STATE OF ARIZONA
MARICOPA COUNTY
My Comm. Expires March 8, 2005

CARMICHAEL SECURITIES COMPANY, LLC
Phoenix, Arizona

FINANCIAL STATEMENT
December 31, 2003

TABLE OF CONTENTS

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report

To the Member
Carmichael Securities Company, LLC
Phoenix, Arizona

We have audited the accompanying statement of financial condition of Carmichael Securities Company, LLC as of December 31, 2003 that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Carmichael Securities Company, LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Clifton Gunderson LLP

Phoenix, Arizona
February 20, 2004

CARMICHAEL SECURITIES COMPANY, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS

Cash	$25,966
Securities owned	3,300
Interest receivable	18
TOTAL ASSETS	$29,284

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses	$ 6,000
Member's equity	23,284
TOTAL LIABILITIES AND MEMBER'S EQUITY	$29,284

This financial statement should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statement.

CARMICHAEL SECURITIES COMPANY, LLC
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
December 31, 2003

ORGANIZATION

Carmichael Securities Company, LLC (the Company) is a limited liability company formed under the laws of the State of Delaware in 1998. Ralph W. Carmichael is the sole member and the managing director of the Company. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer in securities pursuant to Section 15(b) under the Securities Exchange Act of 1934. The Company is a licensed broker-dealer in the states of California, Arizona, Connecticut, New York, Massachusetts, New Jersey, and Virginia, and is a member of the National Association of Securities Dealers, Inc.

The principal business activity of the Company is to provide investment banking and corporate finance services to domestic and international companies and to act as placement agent in the private placement of corporate securities in offerings exempt from registration under the Securities Act of 1933, as amended (Act). Placements of such securities will only be offered to accredited investors in accordance with the rules and the provision of Regulation D of the Act. The Company neither trades nor holds cash or securities on behalf of customers. The Company is therefore exempt from the requirements of the SEC's Rule 15c3-3 pertaining to the possession or control of customer-owned assets and cash reserve requirements pursuant to Section (k)(2)(i) of this rule.

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of revenues and expenses during the reporting period and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

SECURITIES OWNED

Securities transactions and related revenues and expenses are recorded on a trade date basis.

INCOME TAXES

No provision for income taxes has been made as limited liability companies are not generally subject to income taxes. All income or loss "flows through" to the individual member who reports the income or loss on their respective tax returns.

CASH

Cash is on deposit with a major money center bank.

This information is an integral part of the accompanying financial statement.

CARMICHAEL SECURITIES COMPANY, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2003

NOTE 1 – SECURITIES OWNED

Securities owned represent shareholdings in the NASDAQ Stock Market, Inc. and are recorded at fair value based on closing over-the-counter market prices.

NOTE 2 – RELATED PARTY TRANSACTIONS

Carmichael & Company, LLC (CCL) is an affiliate, wholly-owned by Ralph W. Carmichael. CCL provides office space and administrative services to the Company at no cost to the Company. CCL paid $3,050 of the Company's expenses during the year ended December 31, 2003.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission (Commission) under Rule 15c3-1. The Commission requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2003, the Company had net capital of $19,984 which was $14,984 in excess of the amount required to be maintained at that date.

NOTE 4 – SIGNIFICANT CONCENTRATIONS

The Company is dependent on its parent Company's (CCL) continued economic support through payments for operating expenses (see Note 2).

This information is an integral part of the accompanying financial statement.